File No. 812-

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

TCW Alternative Funds

TCW Investment Management Company

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT

COMPANY ACT OF 1940 (THE “ACT”) FOR AN EXEMPTION FROM SECTION 15(a) OF

THE ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE

REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Please direct all communications, notices and orders to:

Meredith S. Jackson, Executive Vice President and General Counsel

The TCW Group, Inc.

865 South Figueroa Street, Suite 1800

Los Angeles, California 90017

(213) 244-0646

AND

Wendell M. Faria, Esq.

Paul Hastings LLP

875 15th Street, N.W.

Washington, D.C. 20005

(202) 551-1758

(202) 551-1705 (fax)

Page 1 of 22 sequentially numbered pages (including exhibits)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of )	APPLICATION FOR AN
TCW ALTERNATIVE FUNDS )	ORDER PURSUANT TO
TCW INVESTMENT MANAGEMENT COMPANY )	SECTION 6(c) OF THE
)	INVESTMENT COMPANY
865 South Figueroa Street, Suite 1800)	ACT OF 1940 (THE “ACT”)
Los Angeles, California 90017)	FOR AN EXEMPTION FROM
)	SECTION 15(a) OF THE ACT
File No. 812-)	AND RULE 18f-2
Investment Company Act of 1940)	THEREUNDER AND FROM
)	CERTAIN DISCLOSURE
)	REQUIREMENTS UNDER
)	VARIOUS RULES AND FORMS

I.

SUMMARY OF APPLICATION

TCW Alternative Funds (the “Trust”) and TCW Investment Management Company (the “Adviser”), on behalf of each series of the Trust that is a Fund as defined below (together, the “Applicants”), hereby submit this application (“Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). Applicants request an order exempting them from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”), including a majority of the trustees who are not “interested persons” of the Trust or the Adviser as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to do the following without obtaining shareholder approval: (i) select certain investment sub-advisers (each, a “Sub-Adviser”) to manage all or a portion of the assets of a Fund pursuant to an investment sub-advisory agreement with a Sub-Adviser (“Sub-Advisory Agreement”); and (ii) materially amend an existing Sub-Advisory Agreement. Applicants also apply for an order of the Commission under Section 6(c) exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

Applicants request that the order, if granted, apply to any existing or future series of the Trust or any other registered management company that (i) is advised by the Adviser or any person controlling, controlled by, or under common control with the Adviser or its successor

(each, also an “Adviser”),1 (ii) uses the manager of managers’ structure described in this Application, and (iii) complies with the terms and conditions of the requested order (any such series, a “Fund” and collectively, the “Funds”). If the name of any Fund contains the name of a Sub-Adviser, that name will be preceded by the name of the Adviser. The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant, and each series that currently intends to be a Fund is identified in this Application.

Applicants are seeking this order to enable the Adviser and the Board to obtain for each Fund, without the delay and expense of convening a special meeting of shareholders, the services of one or more Sub-Advisers that the Adviser and the Board believe are particularly well-suited to manage the Fund, and to make material amendments to Sub-Advisory Agreements that the Adviser and the Board believe are appropriate. Under this multi-manager investment management approach, the Adviser would identify and select Sub-Advisers, evaluate Sub-Advisers, and allocate assets to Sub-Advisers, and the Adviser would oversee the Sub-Advisers and make recommendations about their hiring, termination, and replacement to the Board, at all times subject to the authority of the Board. In performing these functions, the Adviser may consult with a Lead Sub-Adviser (defined below) that has been engaged by a Fund. For purposes of this Application, the Lead Sub-Adviser is not considered a Sub-Adviser in connection with the relief requested in this Application.

Applicants believe that without this relief, the Trust may not be able to hire Sub-Advisers or materially amend Sub-Advisory Agreements promptly and in a timely manner. In such case, Applicants will be subject to the delay and expense of conducting a proxy solicitation in making these changes to the Fund’s investment management arrangement. In addition, Applicants are seeking relief from certain disclosure requirements applicable to the fees paid to Sub-Advisers. For the reasons discussed below, the Applicants believe that the requested order is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

II.

BACKGROUND

A. The Trust

The Trust was organized as a Delaware statutory trust on August 20, 2014 and is registered under the 1940 Act as an open-end management investment company. It is organized as a series investment company and currently has one series: TCW/Gargoyle Hedged Value Fund.

[1]	For purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization of the Adviser into another jurisdiction or a change in the type of its business organization.

B. The Adviser

The Adviser is a wholly owned subsidiary of The TCW Group, Inc., a Nevada corporation (“TCW Group”). More than 50% of the equity of TCW Group, in turn, is owned by two investment funds that are controlled by The Carlyle Group, L.P. (the “Carlyle Group”). Together with the other subsidiaries of TCW Group, the Adviser manages or has committed to manage approximately $163.4 billion of assets as of December 31, 2014. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Adviser serves as investment adviser to the Funds pursuant to the terms of an investment advisory and management agreement with the Trust (the “Advisory Agreement”).2 Under the terms of the Advisory Agreement, the Adviser provides the Funds with overall investment management services and, in consultation with the lead Sub-Adviser, as described below (the “Lead Sub-Adviser”), as it deems appropriate, continuously reviews, supervises and administers each Fund’s investment program, subject to the supervision of, and policies established by, the Board. For the investment management services it provides to each Fund, the Adviser receives the fee specified in the Advisory Agreement from such Fund, payable monthly at an annual rate based on the average daily net assets of the Fund.

The Adviser pays all of its expenses arising from the performance of its obligations under its Advisory Agreement with the Funds, including all fees payable to the Lead Sub-Adviser and the other Sub-Advisers, and executive salaries and expenses of the trustees and officers of the Trust who are employees of the Adviser or its affiliates. As discussed below, the Adviser will pay the Lead Sub-Adviser and the other Sub-Advisers for a Fund based on the average daily value of the particular Fund’s net assets, as calculated in accordance with the computation of net asset value included in the Trust’s registration statement. These payments will accrue on a daily basis.

C. The Multi-Manager or Manager of Managers’ Arrangement

The Advisory Agreement authorizes the Adviser to employ a multi-manager (or manager of managers’) arrangement in delivering investment advisory services to the Funds. Under this structure, the Adviser is authorized to delegate certain investment advisory responsibilities to one or more Sub-Advisers, subject to the approval of the Board, and will monitor and evaluate the performance of those Sub-Advisers that have been selected to provide investment sub-advisory services to the Funds. The Adviser, however, will remain responsible for supervising the overall investment programs of the Funds, in consultation with the Board and the Lead Sub-Adviser, as appropriate.3

[2]	For purposes of this Application, the term “Advisory Agreement” includes advisory agreements the Adviser enters into with other Funds, including future Funds.
[3]	Pursuant to its authority under the Advisory Agreement, the Adviser has retained Gargoyle Investment Advisor L.L.C. (“Gargoyle”) to serve as Sub-Adviser of TCW/Gargoyle Hedged Value Fund in accordance with the terms of a Sub-Advisory Agreement with this Sub-Adviser. Gargoyle is registered as an investment adviser under the Advisers Act.

In deciding whether to recommend to the Board the selection of a Sub-Adviser for the Funds, the Adviser will conduct a thorough research and analysis of the Sub-Adviser’s skills and investment results in managing assets for specific asset classes, investment styles and strategies. The Adviser will consider the following factors, among others, in evaluating a prospective Sub-Adviser: the Sub-Adviser’s level of expertise, prior investment performance, investment process, investment philosophy, compliance programs, portfolio manager tenure, style, consistency, expenses, investment personnel, financial strength, quality of service, and client communications. The Adviser will communicate performance expectations and evaluations to the Sub-Advisers that have been selected and ultimately recommend to the Board whether the Sub-Advisory Agreement with a particular Sub-Adviser should be renewed, modified or terminated. The Adviser will also be responsible for conducting all operations of the Funds except those operations that might have been contracted to the Lead Sub-Adviser (with respect to its management of a portion of the portfolio), the Sub-Advisers, the Funds’ distributor, and any custodian, transfer agent and/or administrator or shareholder servicing agent for the Funds.

Under the manager of managers’ structure, the Sub-Advisers will be responsible for the day-to-day portfolio investment management of a Fund. In performing this function, a Sub-Adviser will, subject to the general supervision and direction of the Adviser and the Board, (1) furnish a continuous investment program for the Fund (or the portion of the Fund that it advises) in accordance with the Fund’s stated investment objective and policies, (2) make investment decisions for the Fund or the portion for which it provides investment advisory services, and (3) direct or place all orders to purchase and sell securities on behalf of the Fund or the portion of the Fund for which it provides investment advisory services. Each Sub-Adviser will be registered with the Commission as an investment adviser under the Advisers Act and will be an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, with respect to the Funds for which it provides investment advice.

Each Sub-Adviser will perform its services pursuant to a written Sub-Advisory Agreement with the Adviser. This agreement will be approved by the Board, including a majority of the Independent Trustees, in accordance with the requirements of Section 15(c) of the 1940 Act, but the agreement will not be approved by shareholders if the Commission were to grant the requested order. A Sub-Advisory Agreement with an “affiliated sub-adviser” – i.e., a sub-adviser that is an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Trust or the Adviser, other than by reason of serving as a sub-adviser to one or more of the Funds (an “Affiliated Sub-Adviser”) – will be approved by shareholders in accordance with the requirements of Section 15(a) of the 1940 Act. In addition, if a sub-adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

As required by Section 15(a) and (c) of the 1940 Act, each Sub-Advisory Agreement will include the following provisions: (i) precisely describe all compensation paid to the Sub-Adviser; (ii) a provision that it will continue in effect for more than two years only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder; (iii) a provision that it may be terminated at any time, without the payment of any penalty, by the Adviser, by the Board or by shareholders of the particular Fund on 60 days’ written notice to the Sub-Adviser; and (iv) a provision that it will terminate automatically in the event of its assignment.

Shareholders of the Funds will not pay “duplicative” advisory fees because the services the Adviser provides will be different from those provided by the Sub-Advisers or the Lead Sub-Adviser. The Funds will compensate the Adviser for providing general management services. The Adviser will compensate the Sub-Advisers for the services they provide at a specified rate of the average daily net assets of the Fund or portion of a Fund that each manages directly.4

The prospectus for each Fund will disclose at all times the existence, substance and effect of any order granted pursuant to this Application to permit a multi-manager structure. Each Fund will hold itself out to the public as employing the manager of managers’ structure described in this Application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination, and replacement to the Board. The initial shareholder of TCW/Gargoyle Hedged Value Fund has approved the implementation of the manager of managers’ structure for this fund. The Applicants expect that the initial shareholder for any other Fund that intends to implement the manager of managers’ structure under the terms of the requested order, if granted, will approve the structure before the Fund conducts a public offering of its securities.

1. The Lead Sub-Adviser

Under its multi-manager approach, the Adviser may consult with the Lead Sub-Adviser in selecting, monitoring and evaluating a Sub-Adviser. The Adviser has engaged Diversified Global Asset Management Corporation (“DGAMC”), a Canadian company that is registered as an investment adviser under the Advisers Act, to serve as the Lead Sub-Adviser for one or more Funds. DGAMC is owned indirectly by the Carlyle Group. The Adviser may select another sub-adviser to serve as Lead Sub-Adviser for other Funds. Any other Lead Sub-Adviser that may be selected will be registered as an investment adviser under the Advisers Act. For purposes of this Application and the relief requested herein, the Lead Sub-Adviser is not considered a “Sub-Adviser” or an “Applicant.” Consequently, the relief provided to Applicants under the terms of the requested order, if granted, will not apply to the Lead Sub-Advisory Agreement with DGAMC or another Lead Sub-Adviser.

The Lead Sub-Adviser will assist the Adviser in identifying and selecting Sub-Advisers and in constructing a Fund’s portfolio. The Adviser will enter into a sub-advisory agreement with each Lead Sub-Adviser (the “Lead Sub-Advisory Agreement”). The Adviser, however, remains ultimately responsible for evaluating, selecting and recommending Sub-Advisers to manage all or a portion of the assets of a Fund, as well as monitoring and reviewing each Sub-Adviser. The services provided by the Lead Sub-Adviser will not duplicate the services provided by the Adviser or a Sub-Adviser. The Lead Sub-Advisory Agreement will provide that the compensation paid to the Lead Sub-Adviser will be taken from the fees the Adviser receives for providing investment advisory services to a Fund.

[4]	The Lead Sub-Adviser will be compensated by the Adviser at a specified rate of the Fund’s net assets, less the compensation paid by the Adviser to the Sub-Advisers. The Lead Sub-Adviser will be compensated from the advisory fees the Adviser receives from a Fund. Each Fund will provide separate disclosure of any fees paid to the Lead Sub-Adviser.

2. The Advisory and Lead Sub-Advisory Agreements

The Applicants state that the terms of the Advisory Agreement and any Lead Sub-Advisory Agreement for a Fund will comply with Section 15(a) of the 1940 Act and will have been approved by this Fund’s initial shareholder and its Board, including a majority of the Independent Trustees, at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act, and by the Fund’s shareholders in accordance with Rule 18f-2 under the 1940 Act. The Applicants are not seeking relief under the terms of the requested order for the Advisory Agreement and the Lead Sub-Advisory Agreement. These agreements will remain subject to the requirements that they be approved by the Trust’s Board and the shareholders of each Fund.

Whenever required by Section 15(c) of the 1940 Act, or as requested by the Board, the Adviser will furnish to the Board for evaluation any information that may reasonably be necessary to evaluate the terms of the Advisory Agreement. In undertaking this evaluation, the Board will be provided with, and will assess information concerning, the fees paid to the Adviser pursuant to the Advisory Agreement. The information provided to the Board will be maintained as part of the minute book records of the Trust pursuant to Rule 3la-1 (b)(4) under the 1940 Act, preserved in accordance with Rule 31a–2, and available to the Commission in the manner prescribed by the 1940 Act.

Whenever required by Section 15(c) of the 1940 Act, or as requested by the Board, the Adviser will cause the Lead Sub-Adviser and all Sub-Advisers to furnish to the Board for evaluation any information that may reasonably be necessary to evaluate the terms of the Lead Sub-Advisory Agreement and a Sub-Advisory Agreement. In undertaking this evaluation, the Board will be provided with, and will assess information concerning, the fees paid by the Adviser to the Lead Sub-Adviser and the various Sub-Advisers pursuant to the respective agreements with these persons, in relation to the fees paid to the Adviser under the terms of the Advisory Agreement. The information provided to the Board will be maintained as part of the minute book records of the Trust pursuant to Rule 3la-1(b)(4) under the 1940 Act, preserved in accordance with Rule 31a-2, and available to the Commission in the manner prescribed by the 1940 Act.

III.

EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

Applicants seek relief from the shareholder approval requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to sub-advisory fees, to facilitate the selection and retention of, and to make material changes in Sub-Advisory Agreements with, Sub-Advisers in connection with operating the Funds. Under the requested relief, Applicants will continue to obtain the approval of the Board, including the approval of a majority of the Independent Trustees, when Sub-Adviser changes are made or when material changes in the Sub-Advisory Agreements are made, except that approval by shareholders of the affected Fund will not be sought or obtained.5 The Advisory Agreement between the Adviser and the Trust with respect to each Fund, as well as the Lead Sub-Advisory Agreement between the Adviser and the Lead Sub-Adviser, would in all cases be subject to the shareholder voting requirements of Section 15(a) of the 1940 Act and the requirements of Rule 18f-2.

Applicants also seek an exemption to permit each Fund to include only the Aggregate Fee Disclosure (as defined below) under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A; and (3) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

If the requested relief is granted, each Sub-Advisory Agreement will precisely describe the compensation the Sub-Adviser will receive for providing services to the Fund, and will contain the following other provisions required by Section 15(a) of the 1940 Act: (1) the Sub-Advisory Agreement will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act; (2) the Sub-Advisory Agreement may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of a Fund on sixty days’ written notice to the Sub-Adviser; and (3) the Sub-Advisory Agreement will terminate automatically in the event of its assignment.

A. Shareholder Voting

Section 15(a) of the 1940 Act provides that it is unlawful for any person to serve or act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract . . . has been approved by the vote of a majority of the outstanding voting securities of such registered investment company. . . .” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Rule 18f-2(c)(1) under the 1940 Act provides that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter. . . .” These provisions, taken together, require the shareholders of a Fund to approve a Sub-Advisory Agreement each time a new Sub-Adviser is retained to manage the assets of a Fund or a Sub-Advisory Agreement is materially amended.

Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[5]	Shareholder approval of a Sub-Advisory Agreement with an Affiliated Sub-Adviser and the Lead Sub-Adviser will be obtained.

For the reasons and subject to the conditions set forth below, Applicants believe that the Commission should grant the requested order for an exemption from Section 15(a) of the 1940 Act and Rule 18f–2 thereunder because the exemption would be (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

1. Necessary or Appropriate in the Public Interest

The proposed manager of managers’ arrangement involving use of Sub-Advisers to manage the Funds is different from the investment advisory arrangement used by traditional investment companies. Under the traditional structure, a fund’s investment adviser hires one or more individuals to serve as portfolio managers that are responsible for making investment decisions for the fund. The adviser is able to hire or terminate the portfolio managers without first obtaining board or shareholder approval. Under the manager of managers’ structure to be used by the Funds, the Adviser will typically not make the day-to-day investment decisions. Instead, the Adviser (in consultation with the Lead Sub-Adviser and subject to the approval of the Board) will establish an investment program for each Fund consisting of selecting, supervising and evaluating one or more Sub-Advisers that will make the day-to-day investment decisions in managing all or a portion of the assets of a Fund in accordance with the Fund’s investment objective and policies. The Adviser believes that the manager of managers’ structure will enhance shareholder value because the Adviser will be able to select (subject to Board approval) those Sub-Advisers that have distinguished themselves through successful performance in the market sectors in which the Fund invests.

From the perspective of the shareholder, the role of a Sub-Adviser in managing a Fund will be substantially the same as the role of a portfolio manager employed by the traditional investment adviser to manage a fund. Each is concerned principally with selecting portfolio investments for a fund in accordance with the fund’s investment objective and policies, and neither is given any significant supervisory, management or administrative responsibility in providing services to the fund. Applicants believe that shareholders will look to the Adviser when they have questions or concerns about a Fund’s management or investment performance, and will expect the Adviser and the Board to select the Sub-Adviser that is best suited to achieve the Fund’s investment objective. Shareholders of traditionally managed funds expect the investment adviser to compensate the portfolio manager from the adviser’s own assets, just as the Adviser will compensate the Sub-Advisers from the advisory fees that the Adviser will receive from the Funds. In these circumstances, there is no compelling reason to require shareholder approval for Sub-Adviser changes made in managing the Funds under the manager of managers’ structure. In Applicants’ view, it would be equally appropriate in the public interest to dispense with the need for shareholder approval when Sub-Adviser changes are made in managing the Funds as there is no such requirement when portfolio manager changes are made in operating the traditionally managed fund.

Without the exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2, shareholders would be required to approve a Sub-Advisory Agreement each time a Sub-Adviser is selected to manage a Fund or when a Sub-Advisory Agreement has been “assigned” within the meaning of Section 2(a)(4) of the 1940 Act and a successor Sub-Adviser has been selected. Similarly, shareholder approval would be required for each material amendment to a Sub-Advisory Agreement. In all of these cases, as required by Rule 20a-1 under the 1940 Act, the Fund would have to undertake the steps necessary for holding a shareholder meeting in accordance with the rules promulgated under Regulation 14A under the Exchange Act. The Fund would have to prepare and distribute proxy materials, solicit votes from shareholders, a process that often necessitates the retention of a proxy solicitor, obtain the necessary quorum to host the shareholder meeting, and satisfy the time limits set forth in the rules under Regulation 14A. This process is time-consuming, costly and slow and, in the case of a poorly performing Sub-Adviser or one whose management team has left, potentially harmful to the Fund and its shareholders.

For the foregoing reasons, Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds will pay the Adviser – i.e., the selection, supervision and evaluation of Sub-Advisers – without incurring unnecessary delay or expense by having to obtain shareholder approval to select or make Sub-Adviser changes, would be appropriate in the public interest. The Funds would be able to operate more efficiently without compromising the protections afforded to investors under the 1940 Act. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), a Fund will be able to act more quickly and with less expense to hire or replace Sub-Advisers when the Board and the Adviser feel that a change would benefit the Fund. Without the requested relief, for example, a Fund may be forced to retain (pending replacement) a Sub-Adviser who is unable to manage the Fund’s assets efficiently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of its Sub-Advisory Agreement. In that situation, or where there has been an unexpected Sub-Adviser resignation or change of control – events that are beyond the control of the Adviser, the Trust or the Fund – the Fund may be forced to operate (albeit temporarily) without the services of a Sub-Adviser having that particular expertise. The sudden loss of the Sub-Adviser could be highly disruptive to the operations of a Fund.

2. Consistent with the Protection of Investors

The relief from Section 15(a) and Rule 18f-2, if granted, would not result in any compromise in the protections the 1940 Act affords to investors in a Fund and would be fully consistent with existing protections.

As indicated, the relief would not extend to the Advisory Agreement, the Lead Sub-Advisory Agreement, or a Sub-Advisory Agreement with an Affiliated Sub-Adviser. These agreements will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f–2 thereunder, including the requirement that Fund shareholders approve each of these agreements before they may be implemented. The order, if granted, would apply only to the shareholder approval requirement of Section 15(a) and Rule 18f-2 as applied to Sub-Advisory Agreements. Consequently, Fund shareholders will continue to have the protections afforded by Section 15(a) of the 1940 Act and Rule 18f-2 with respect to the Advisory Agreement, given the Adviser’s role in the manager of managers’ structure for providing overall investment management services to the Funds, as well as the Lead Sub-Advisory Agreement given the Lead

Sub-Adviser’s role in consulting with the Adviser with respect to the overall management services provided to the Funds. In addition, given the possible conflicts of interest that might arise with respect to the use of Affiliated Sub-Advisers under the manager of managers’ structure, any Sub-Advisory Agreement with an Affiliated Sub-Adviser will remain subject to the shareholder voting requirements of Section 15(a) of the 1940 Act and Rule 18f-2.

Applicants also believe that this relief is consistent with the protection of investors in a Fund that uses the manager of managers’ structure given the expectations of these investors. As indicated, the prospectus for each Fund will disclose at all times the existence, substance and effect of any order granted pursuant to this Application to permit the manager of managers’ structure. Accordingly, Fund investors that choose to invest in the Fund would be fully aware that the Adviser intended to manage the Fund using the manager of managers’ structure, and that the Adviser would undertake the responsibility (after consulting with a Lead Sub-Adviser and after obtaining the approval of the Board) to select Sub-Advisers that the Adviser believed were well suited to manage all or a portion of the Fund’s assets given their particular areas of expertise. In these circumstances, investors in a Fund would look to the Adviser to fill the role of selecting Sub-Advisers, after conducting the appropriate level of due diligence in evaluating a prospect, and to adequately supervise the performance of these Sub-Advisers. Fund investors would not expect that they would also have to approve Sub-Advisers in the manner provided in Section 15(a) of the 1940 Act and Rule 18f-2.

The Applicants state that the Adviser (in consultation with the Lead Sub-Adviser) would exercise reasonable care in evaluating Sub-Advisers to recommend to the Board for service to the Funds and in supervising their performance. In evaluating a Sub-Adviser, the Adviser would review various types of information, including the following:

(1) the nature of advisory services provided by a Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods, to ensure compliance with investment objectives, policies and restrictions of the Funds;

(2) a description of the various personnel of the Sub-Adviser furnishing such services, including their duties and qualifications, the amount of time and attention they devote to the Funds, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3) reports setting forth the financial condition and stability of the Sub-Adviser; and

(4) reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts with similar investment objectives that are managed by the Sub-Adviser, and other funds having similar investment objectives and asset sizes to the Funds.

The Adviser would obtain this information by, among other things, (i) reviewing the Sub-Adviser’s current Form ADV, (ii) conducting a due diligence review of the Sub-Adviser, and (iii) conducting an interview of the Sub-Adviser. Although the Adviser may delegate some or all of these functions to the Lead Sub-Adviser, the Adviser would remain ultimately responsible for the review, oversight, and monitoring of all Sub-Advisers.

The Adviser and the Board would also consider the reasonableness of each Sub-Adviser’s compensation, taking into account the investment objective and policies of the Fund for which the Sub-Adviser provides portfolio management services, the size of the advisory fee paid to the Adviser and to any Lead Sub-Adviser, and the nature of services that the Adviser, Lead Sub-Adviser, and the Sub-Adviser would provide to the Fund. In conducting this analysis, the Adviser and the Board would consider various types of information, including:

(1) a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2) comparisons of the proposed fees paid by each Fund with fees charged by a Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3) the projected expense ratios of each Fund and comparisons with other mutual funds of comparable size.

If this relief is granted, shareholders of the Funds would continue to receive adequate information about the Sub-Advisers. The prospectus and statement of additional information (“SAI”) of each Fund would include all information required by Form N–1A concerning the Sub-Advisers for that Fund (except as modified to permit Aggregate Fee Disclosure, as defined in this Application). When a new Sub-Adviser is retained or if a Sub-Advisory Agreement is materially amended, the Fund’s prospectus and SAI would be promptly supplemented as required by Rule 497(e) under the 1933 Act. If a new Sub-Advisor is retained in reliance on the requested order, the Funds would inform shareholders of the hiring of the new Sub-Adviser using the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Fund, the Fund would send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager Information Statement6; and (b) the Fund would make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and

[6]	A “Multi-Manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act. It will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or e-mail copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Funds.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

would maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of a new Sub-Adviser would provide no more meaningful information to shareholders than the proposed Multi-Manager Information Statement. Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.

3. Consistent with the Policy and Provisions of the 1940 Act

The relief requested in this Application would be consistent with the policy and provisions of the 1940 Act.

The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of an investment company’s investment adviser, together with the investment company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by a person that is different from the adviser that shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this policy.

As indicated, if the requested relief is granted, the prospectus for each Fund would disclose that the Adviser may hire or change Sub-Advisers for the Fund as appropriate, and that the Adviser has the ultimate responsibility to oversee Sub-Advisers and recommend to the Board their hiring, termination, and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because the shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, as indicated, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation would provide no more meaningful information to investors than the proposed Information Statement.

B. Disclosure of Sub-Adviser Fees

Applicants request an order under Section 6(c) of the 1940 Act exempting them from the following requirements to permit the Funds to disclose (as both a dollar amount and a percentage of a Fund’s net assets) (i) the aggregate fees paid to the Adviser and any Affiliated Sub-Adviser, and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”): Item 19(a)(3) of Form N-1A; Items 22(c)(1)(ii) and (iii), 22(c)(8), and 22(c)(9) of Schedule 14A; and Sections 6-07(2)(a), (b) and (c) of Regulation S-X. For any Fund that employs an Affiliated Sub-Adviser, the Fund would provide separate disclosure of any fees paid to the Affiliated Sub-Adviser. Each Fund would also provide separate disclosure of any fees paid to a Lead Sub-Adviser.

Item 19(a)(3) of Form N–1A requires an investment company to disclose in its registration statement the method of calculating the advisory fee payable by the investment company to each investment adviser, including the “total dollar amounts that the Fund paid to the adviser . . . under the investment advisory contract for the last three fiscal years.” This provision may require a Fund to disclose the fees the Adviser pays to each Sub-Adviser.

Rule 20a–1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in an investment company proxy statement. Item 22(c)(l)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(l)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i). Taken together, these provisions may require a Fund to disclose the fees the Adviser pays to each Sub-Adviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract.

Sections 6-07(2)(a), (b) and (c) of Regulation S–X require investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require the Funds’ financial statements to include information concerning fees paid to the Sub-Advisers.

The Applicants believe that the Commission should grant the requested relief from the foregoing disclosure requirements because (i) the Adviser would operate the Funds using one or more Sub-Advisers in a manner so different from that of conventional investment companies that disclosure of the fees the Adviser pays to each Sub-Adviser would serve no meaningful purpose, (ii) the relief would benefit shareholders by enabling the Funds to operate in a less costly and more efficient manner, and (iii) Applicants would consent to a number of conditions that adequately address any other disclosure concerns.

1. Sub-Adviser Fee Disclosure Would Not Be Useful For a Multi-Manager Fund

As noted above, the Adviser would operate the Funds using one or more Sub-Advisers in a manner that would be substantially different from the management of a conventional investment company. By investing in such a Fund, shareholders would hire the Adviser to manage the Fund’s assets with the expectation that the Adviser, in consultation with a Lead Sub-Adviser, would select one or more Sub-Advisers to manage all or a portion of a Fund’s assets. The Adviser, under the overall supervision of the Board, would undertake the responsibility to oversee Sub-Advisers and to recommend to the Board their hiring, termination and replacement. In return for these services, the Adviser would receive an advisory fee from the Fund from which it would compensate all Sub-Advisers, including the Lead Sub-Adviser. In these circumstances, disclosure of the fees the Adviser pays to each Sub-Adviser does not serve any meaningful purpose because investors will pay the Adviser to retain and compensate the Sub-Advisers. Indeed, disclosure of individual Sub-Adviser fees would be the functional equivalent of requiring an investment company with a single adviser to disclose the salaries of individual portfolio managers employed by that adviser.7

2. The Adviser Would Be in a Stronger Position to Negotiate Sub-Advisory Fees

The requested relief would benefit shareholders of the Funds because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. Many investment advisers charge their customers for advisory services according to a “posted” fee schedule. While investment advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so when the fees they negotiate are disclosed to other prospective and existing customers. By not requiring the public disclosure of fees paid to each Sub-Adviser, therefore, the Commission would enhance the Adviser’s ability to negotiate lower advisory fees with the Sub-Advisers.

3. The Conditions Would Address Any Other Disclosure Concerns

The relief from the various requirements applicable to disclosure of sub-advisory fees, if granted, would be subject to various conditions that would address any lingering concerns the Commission may have about the adequacy of the disclosure provided to Fund investors. In particular, as indicated, a Fund would be required to provide investors with Aggregate Fee Disclosure, so that investors would have information on the aggregate fees paid to the Adviser and any Affiliated Sub-Adviser, as well as the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers. In addition, the Fund would disclose separately the fee paid to a Lead Sub-Adviser, as well as the fee paid to any Affiliated Sub-Adviser. The Applicants believe that disclosure of these fees would provide investors in a Fund with adequate information about the fees paid for providing investment advisory services to the Fund under its manager of managers’ structure when balanced against the benefit to investors of not providing any more particular fee disclosure.

[7]	The relief would be consistent with the disclosure requirements applicable to fund portfolio managers. See Investment Company Act Release No. 26533 (Aug. 23, 2004) (adopting disclosure changes). Under these requirements, a fund is required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Fund, the SAI would describe the structure of and method used to determine the compensation received by its portfolio managers, whether employed by the Adviser or a Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Fund, the SAI would describe the structure of, and method used to determine, the compensation received by a Sub-Adviser.

C. Precedent

Applicants note that the Commission previously has granted substantially the same relief from Section 15(a) of the 1940 Act and Rule 18f-2, as well as from the requirements applicable to disclosure of sub-advisory fees, including the fees paid to a lead sub-adviser. See In the Matter of Advisors Series Trust and Orinda Asset Management, LLC, Investment Company Act Release Nos. 30043 (April 23, 2012) (notice) and 30065 (May 21, 2012) (order).

In addition, the Commission previously has granted substantially similar relief from Section 15(a) and Rule 18f-2 and the requirements applicable to disclosure of sub-advisory fees. See, e.g., Advisors Series Trust and FundQuest Incorporated, Investment Company Act Release Nos. 28175 (February 27, 2008) (notice) and 28201 (March 25, 2008) (order); Highland Capital Management, L.P. and Highland Funds I, Investment Company Act Release Nos. 29445 (September 27, 2010) (notice) and 29488 (October 26, 2010) (order); American Fidelity Dual Strategy Fund, Inc. and American Fidelity Assurance Company, Investment Company Act Release Nos. 29444 (September 27, 2010) (notice) and 29483 (October 25, 2010) (order); The Integrity Funds, et al, Investment Company Act Release Nos. 29399 (August 25, 2010) (notice) and 29418 (September 21, 2010) (order); WisdomTree Asset Management Inc., et al., Investment Company Act Release Nos. 29380 (August 13, 2010) (notice) and 29412 (September 8, 2010) (order); Northern Lights Fund Trust, et al., Investment Company Act Release Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order); and Lincoln Investment Advisors Corporation, et al., Investment Company Act Release Nos, 29170 (March 9, 2010) (notice) and 29197 (March 31, 2010) (order).

IV.

CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Before a Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding “voting securities,” as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund’s shares to the public.

2. The prospectus for each Fund will disclose the existence, substance and effect of any order granted pursuant to this Application. Each Fund will hold itself out to the public as employing the manager of managers’ structure described in the Application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3. Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4. The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5. At all times, at least a majority of the Board will be Independent Trustees, and the nomination and selection of new or additional Independent Trustees will be placed within the discretion of the then existing Independent Trustees.

6. When a Sub-Adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

7. Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8. The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

9. Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10. The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets and, subject to review and approval of the Board, will (i) set each Fund’s overall investment strategies; (ii) evaluate, select, and recommend Sub-Advisers to manage all or part of a Fund’s assets; (iii) when appropriate, allocate and reallocate a Fund’s assets among multiple Sub-Advisers; (iv) monitor and evaluate the performance of Sub-Advisers; and (v) implement procedures reasonably designed to ensure that the Sub-Advisers comply with each Fund’s investment objective, policies and restrictions.

11. No director or officer of the Trust, or of a Fund, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser, except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

12. Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13. In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

V.

CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.

PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

TCW Alternative Funds

TCW Investment Management Company

c/o The TCW Group, Inc.

865 S Figueroa Street

Los Angeles, California 90017

Attention: Meredith S. Jackson

(213) 244-0000 (Tel.)

(213) 244-0491 (Fax)

Applicants further state that all written or oral communications concerning this Application should be directed to:

Paul Hastings LLP

875 15th Street, N.W.

Washington, DC 20005

Attention: Wendell M. Faria

(202) 551-1758

or

Paul Hastings LLP

55 Second Street, 24th Floor

San Francisco, California 94105

Attention: David A. Hearth

(415) 856-7007

With copies to

Meredith S. Jackson, Executive Vice President and General Counsel

The TCW Group, Inc.

865 S Figueroa Street

Los Angeles, California 90017

(213) 244-0000

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that all requirements for the execution and filing of this Application in its name and on its behalf by the undersigned have been complied with and that the undersigned is fully authorized to do so. The verifications required by Rule 0-2(d) under the 1940 Act and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A, B-1 and B-2.

Dated: June 4, 2015

TCW ALTERNATIVE FUNDS

By:	/s/ Patrick W. Dennis
Name: Patrick W. Dennis Title: Vice President and Asst. Secretary

TCW INVESTMENT MANAGEMENT COMPANY

By:	/s/ Meredith S. Jackson
Name: Meredith S. Jackson Title: Ex. VP and General Counsel

Exhibit A

Verification for

TCW Alternative Funds

TCW Investment Management Company

State of California       )

County of Los Angeles)

The undersigned states that he/she has duly executed the attached Application, dated June 4, 2015, for and on behalf of TCW Alternative Funds and TCW Investment Management Company; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he/she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his/her knowledge, information, and belief.

TCW Alternative Funds

By:	/s/ Patrick W. Dennis
Name: Patrick W. Dennis
Title: Vice Pres. and Asst. Secretary

TCW Investment Management Company

By:	/s/ Meredith S. Jackson
Name: Meredith S. Jackson
Title: Ex. VP and General Counsel

Exhibit B-1

Authorization for

TCW Alternative Funds

The undersigned hereby certifies that he is the Vice President and Assistant Secretary of TCW Alternative Funds (the “Trust”); that with respect to the attached application (the “Application”) for exemption from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), all actions necessary to authorize the execution and filing of the Application under the governing documents of the Trust have been taken, and the person filing the Application on behalf of the Trust is fully authorized to do so; and that the trustees of the Trust (the “Trustees”), including a majority of the Trustees that are not “interested persons” of the Trust within the meaning of Section 2(a)(19) of the 1940 Act (“Independent Trustees”), have adopted the following resolutions on March 9, 2015:

RESOLVED, that the Trustees hereby authorize any officer of the Trust to prepare, or to cause to be prepared, executed and filed with the Commission an application, including any exhibits and amendments thereto (the “Application”) on behalf of the Trust, including each existing or future series of the Trust or any other registered management investment company that (i) is advised by TCW Investment Management Company (“TIMCO”) or any person controlling, controlled by, or under common control with TIMCO or its successor (the “Adviser”), (ii) uses the manager of managers’ structure described in the Application, and (iii) complies with the terms and conditions of the requested order (any such series, a “Fund” and, collectively, the “Funds”), for an order pursuant to Section 6(c) of the 1940 Act granting relief from the shareholder approval requirements of Section 15(a) of the 1940 Act and Rule 18f–2 thereunder, and from certain disclosure requirements of the 1940 Act and applicable rules and regulations thereunder.

FURTHER RESOLVED, that the officers of the Trust are authorized, empowered and directed to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolutions.

TCW Alternative Funds

By:	/s/ Patrick W. Dennis
Name: Patrick W. Dennis
Title: Vice President and
Assistant Secretary

Exhibit B-2

Authorization for

TCW Investment Management Company

The undersigned hereby certifies that she is the Secretary of TCW Investment Management Company (the “Adviser”); that with respect to the attached application (the “Application”) for exemption from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), all actions necessary to authorize the execution and filing of the Application under the governing documents of the Adviser have been taken, and the person filing the Application on behalf of the Adviser is fully authorized to do so; and that the directors of the Adviser have adopted the following resolutions pursuant to unanimous written consent on March 9, 2015:

RESOLVED, that the Board of Directors of the Adviser hereby authorizes any of its officers to prepare, or to cause to be prepared, executed and filed with the Commission an application, including any exhibits and amendments thereto (the “Application”) on behalf of the Adviser, for an order pursuant to Section 6(c) of the 1940 Act granting relief from the shareholder approval requirements of Section 15(a) of the 1940 Act and Rule 18f–2 thereunder applicable to the selection of investment sub-advisers for TCW Alternative Funds (the “Trust”), as well as material changes to investment advisory agreements with these sub-advisers, and from certain disclosure requirements of the 1940 Act and applicable rules and regulations thereunder.

FURTHER RESOLVED, that the officers of the Adviser are authorized, empowered and directed to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolutions.

TCW Investment Management Company

By:	Meredith S. Jackson
Name: Meredith S. Jackson
Title: Ex. VP, General Counsel and Sec.